09041138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2008** (MM/DD/YY) AND ENDING **December 31, 2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL SEAL
EVELYN M WACHAL
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION EXPIRES 07/17/11

NAME OF BROKER-DEALER:

Vision Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6111 North River Road, 8th Floor
(No. and Street)

Rosemont	**Illinois**	**60018**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin R. Osborn **847-653-0400**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

1 South Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Kevin Osborn**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Vision Investment Services, Inc.**, as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
EVELYN M WACHAL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/17/11

Kevin R. Osborn
Signature

VP, CCO
Title

Evelyn M. Wachal
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Vision Investment Services, Inc.
Rosemont, Illinois

We have audited the accompanying consolidated statement of financial condition of Vision Investment Services, Inc. and subsidiaries (collectively, the "Company") as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Vision Investment Services, Inc. and subsidiaries as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 18, 2009

Vision Investment Services, Inc. and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2008

Assets		
Cash	$	309,776
Deposit with clearing broker-dealer		100,000
Receivable from clearing broker-dealer		945,190
Commissions receivable		151,073
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $151,770		35,858
Income taxes receivable from Parent		62,105
Other assets		119,790
Total assets	$	1,723,792
Liabilities and Stockholder's Equity		
Accounts payable, accrued expenses and other liabilities	$	311,737
Commissions payable		46,923
Total liabilities		358,660
Commitments and contingent liabilities		
Stockholder's Equity		
Common stock, $10 par value; authorized 10,000 shares; issued and outstanding 100 shares		1,000
Additional paid-in capital		1,364,132
Total stockholder's equity		1,365,132
Total liabilities and stockholder's equity	$	1,723,792

The accompanying notes are an integral part of this consolidated statement of financial condition.

Note 1. Nature of Organization and Significant Accounting Policies

Vision Investment Services, Inc. and subsidiaries (collectively, the "Company") is a wholly owned indirect subsidiary of MB Financial, Inc. (the "Parent").

Vision Investment Services, Inc., a registered broker-dealer in securities under the Securities Exchange Act of 1934, is an introducing broker-dealer in the purchase and sale of securities. Vision Investment Services, Inc. clears through another broker-dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers. Vision Investment Services, Inc. and its wholly owned subsidiary, Vision Insurance Services, Inc., are both insurance entities that sell annuities and insurance policies. Vision Asset Management, Inc., Vision Investment Services, Inc.'s other wholly owned subsidiary, is a registered investment advisor under the Investment Advisors Act of 1940.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The following is a summary of the Company's significant accounting policies:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Basis of consolidation: The Company's consolidated financial statements include all accounts of Vision Investment Services, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue recognition: The Company's primary sources of revenues are commissions generated by commissioned sales representatives located at several financial institutions (the Parent's offices as well as a third party bank). Commissions earned on the sale of securities and insurance products are split with the sales representatives and participating financial institutions. Commissions and related brokerage commission expense are recorded on a trade date basis.

Furniture, equipment and leasehold improvements: Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line basis using estimated useful lives of the related assets. The useful lives of all furniture, equipment and leasehold improvements range from 2 to 7 years.

Note 1. Nature of Organization and Significant Accounting Policies (continued)

Income taxes: The Company and its subsidiaries are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Stock-based compensation: The Company accounts for its equity awards in accordance with Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("Statement 123(R)"). Statement 123(R) requires public companies to recognize compensation expense related to stock-based equity awards in their income statements. The Company participates in the Parent's Omnibus Incentive Plan.

Recently adopted accounting pronouncements: In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued FASB Staff Position No. 157-2, *Effective Date of FASB Statement No. 157*, which permits a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted SFAS No. 157 for the fiscal year beginning January 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted until our fiscal year beginning January 1, 2009. The Company is currently assessing the potential effect of the adoption of the remaining provisions of SFAS No. 157 on its financial position, results of operations and cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"), which permits entities to choose to measure many financial and certain other items at fair value that are not currently required to be measured at fair value. The Company adopted SFAS No. 159 as of January 1, 2008. The adoption of SFAS No. 159 did not have a material impact on the Company's financial statements.

Note 1. Nature of Organization and Significant Accounting Policies (continued)

Recent accounting pronouncements: On December 4, 2007, the FASB issued FASB Statement No. 141R, *Business Combinations* ("SFAS No. 141R"). SFAS No. 141R will significantly change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R will change the accounting treatment for certain specific items, including:

- acquisition costs will be generally expensed as incurred;
- noncontrolling interests (formerly known as "minority interests") will be valued at fair value at the acquisition date;
- acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;
- the acquirer shall not recognize a separate valuation allowance as of the acquisition date for assets acquired in a business that are measured at their acquisition-date fair value;
- restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and
- changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

SFAS No. 141R also includes a substantial number of new disclosure requirements. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. Management is currently evaluating the provisions of SFAS No. 141R and its potential effect on its financial statements.

On December 4, 2007, the FASB issued FASB Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51* ("SFAS No. 160"). SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS No. 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Management is currently evaluating the provisions of SFAS No. 160 and its potential effect on its financial statements.

Note 2. Fair Value Measurements

Effective January 1, 2008, the Company adopted FASB Statement No. 157, *Fair Value Measurements* ("FAS No. 157"), which provides a framework for measuring fair value under generally accepted accounting principles. FAS No. 157 applies to all financial instruments that are being measured and reported on a fair value basis.

As defined in FAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

> Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I include listed equities and listed derivatives.
>
> Level 2: Pricing inputs are other than quoted prices in active markets of comparable instruments, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives.
>
> Level 3: Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Receivable from clearing broker-dealer				
Money market fund	$ 945,190	$ 945,190	$ -	$ -

Note 3. Related Party Transactions and Income Taxes

The Company maintains operating cash accounts at the Parent. At December 31, 2008, the Company had $309,776 in these accounts. In addition, the Company's payroll and benefits are processed bi-weekly through the Parent's payroll service provider. The Company remits payment directly to the payroll service provider for its payroll.

At December 31, 2008, there was a net tax receivable from the Parent of $62,105 included in income taxes receivable from Parent on the consolidated statement of financial condition.

Note 4. Deposit With Clearing Broker and Receivable from Broker-Dealer

The Company has a clearing agreement with Pershing LLC ("Pershing"). Under this agreement, Pershing provides the Company with certain back-office support and clearing services on all principal exchanges. The Company maintains a cash deposit with Pershing of $100,000, which is included with deposit with clearing broker-dealer in the consolidated statement of financial condition. The Company also maintains cash and cash equivalents including two money market funds with Pershing. These accounts had a balance of $945,190 at December 31, 2008 and are reflected in receivable from clearing broker-dealer on the consolidated statement of financial condition.

Note 5. Benefit Plans

The Company participates in the Parent's 401(k) retirement plan and its medical health insurance plan that covers substantially all employees. Voluntary contributions by participants are permitted, subject to certain statutory limitations. The Company makes matching contributions for 100% of the first 2% and 50% of the next 2% of participants' contributions. The Company may also make discretionary contributions. The 2008 401(k) total plan contributions were $104,695, which is included in accounts payable, accrued expenses and other liabilities in the consolidated statement of financial condition. Annual Company contributions are made in the first quarter of the subsequent year.

Note 6. Commitments and Contingent Liabilities

The Company rents its office space from its Parent on a month-to-month basis.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 7. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Vision Insurance Services, Inc.	Vision Asset Management, Inc.	Total
Total assets - cash	$ 25,000	$ 70,000	$ 95,000
Total liabilities	-	-	-
Total stockholder's equity	$ 25,000	$ 70,000	$ 95,000

The Company computes its net capital on an unconsolidated basis. The total stockholder's equity of the consolidated subsidiaries of $95,000 is excluded in computing the Company's net capital under rule 15c3-1.

Note 8. Off-Balance Sheet Risk and Concentration of Credit Risk

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts with its Parent. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor, per bank. The Company had cash at December 31, 2008 that exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing broker.

Note 9. Stock-Based Compensation

The Company participates in the Parent's Omnibus Incentive Plan (the "Omnibus Plan") which was established in 1997 and was subsequently modified. The Omnibus Plan as modified reserves 6,000,000 shares of common stock for issuance to select employees of the Parent or any of its subsidiaries. A grant under the Omnibus Plan may be options intended to be incentive stock options ("ISO"), non-qualified stock options ("NQSO"), stock appreciation rights or restricted stock. The Organization & Compensation Committee, appointed by the Board of Directors of the Parent, administers the Omnibus Plan.

There were 6,725 outstanding options under the Omnibus Plan related to the Company as of December 31, 2008. All of the outstanding options vest after a period of four years from their grant date. There were no stock appreciation rights outstanding as of December 31, 2008. There were 903 shares of restricted stock outstanding under the Omnibus Plan related to the Company at December 31, 2008. The restricted shares vest over a one to three year period.

The following table provides information about options outstanding for the year ended December 31, 2008:

	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	3,651	$ 34.63
Granted	3,074	24.65
Exercised	-	-
Forfeited	-	-
Outstanding at end of year	6,725	$ 30.07
Exercisable at end of year	-	$ -
Weighted average fair value per option of options granted during the year	$ 4.11	

Note 9. Stock-Based Compensation (continued)

The following table provides information about restricted stock outstanding for the year ended December 31, 2008:

	Number of Shares	Weighted Average Grant Date Fair Value
Shares outstanding at December 31, 2007	345	$ 34.76
Granted	593	24.65
Vested	(35)	42.70
Forfeited	-	-
Shares outstanding at December 31, 2008	903	$ 27.81

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital rule ("SEC rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $882,203, which was $832,203 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.38 to 1.

McGladrey & Pullen
Certified Public Accountants

Vision Investment Services, Inc. and Subsidiaries (A Subsidiary of MB Financial, Inc.)

Consolidated Statement of Financial Condition Report
December 31, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.